Mail Stop 3561

February 2, 2009

Mr. J. David Brow, CEO
Neema, Inc.
421 9th Street
Manhatten Beach, CA 90266

      Re: **Neema, Inc.**
             Form 10-KSB for Fiscal Year Ended April 30, 2008
             Filed July 31, 2008
             File No. 000-52874

Dear Mr. Brow:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements

General

1. Based on your disclosure within your filing, we note you are a development stage enterprise as defined by paragraph 8 of SFAS 7. Please revise your Form 10-KSB to address the following issues:
   - Your statements of operations should include a column with your results of operations from inception (January 16, 2006) to April 30, 2008

- Your statements of cash flows should refer to your actual inception date of January 16, 2006, not January 31, 2006 as disclosed
- Please note that your financial statements should be audited for all periods presented. The scope and opinion paragraphs of the audit report(s) filed should specifically make reference to your balance sheets as of April 30, 2008 and 2007 and your related statements of operations and cash flows for years ended April 30, 2008 and 2007 and the cumulative period from inception (January 16, 2006) to April 30, 2008.

Note 2 – Summary of Significant Accounting Policies, F-7

2. Considering your operations are in Canada, please disclose your functional currency. If your functional currency differs from your reporting currency, disclose your reporting currency on the face of your financial statements.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

3. Please tell us how the exclusion of the required disclosures noted in the following comment as well as the financial statement issues noted above impacted your conclusion regarding the effectiveness of disclosure controls and procedures as of April 30, 2008. Your response should include a detailed discussion of the factors considered in reaching your conclusion. If you conclude that disclosure controls and procedures were not effective as of April 30, 2008, please disclose the remediation plans that have been or will be enacted.

Management's Report on Internal Control Over Financial Reporting, page 31

4. We note that your disclosures do not comply with Item 308(T) of Regulation S-B in the following respects:

- Please identify the framework used by management to evaluate the effectiveness of internal control over financial reporting in accordance with Item 308(T)(a)(2) of Regulation S-B.
- Please provide managements' assessment of the effectiveness of internal control over financial reporting for the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective in accordance with Item 308(T)(a)(3) of Regulation S-B.
- Please report if there were any changes to internal control over financial reporting in the last fiscal quarter in accordance with Item 308(c) of Regulation S-B.

Please revise your disclosures to address each of the matters noted above.

Section 302 Certifications

5. We note that your Section 302 certification does not comply with the language
    required by Item 601(31) of Regulation S-B in the following respects:

    - Please include the following language in the beginning of Item 4 and Item
    5 as prescribed by Item 601 of Regulation S-B: "The small business issuer's
    other certifying officer(s) and I…" Please revise to provide.

    - The head note to paragraph 4 does not include a reference to internal
    control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and
    15d-15(f))

    Please revise your disclosures to address each of the matters noted above.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments
  do not foreclose the Commission from taking any action with respect to
  the filing; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3990 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services